January 7, 2013

BY EDGAR AND U.S. MAIL

Larry Spirgel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SGOCO Group, Ltd. Form 20-F For the Fiscal Year Ended December 31, 2011 File No. 001-35016

Dear Mr. Spirgel:

This letter is submitted by SGOCO Group, Ltd. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), as set forth in your letter to me dated December 20, 2012.

The text of each comment contained in your letter dated December 20, 2012 has been reproduced. It is followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2011

Cover Page

1.	Please revise the cover page to correct the file number from 1-35015 to 1-35016.

RESPONSE:

Please see the attached revised cover page for the Company’s Form 20-F for the fiscal year ended December 31, 2011.

In future filings, we confirm that we will revise the cover page of Form 20-F to include the correct file number 1-35016.

Item 5. Operating and Financial Review and Prospects, page 31

Analysis of Results of Operations, page 33

2.	Please expand the discussion of Cost of Goods Sold on page 34 to include the amount of finished products purchased from entities now controlled by Honesty, such as Guanke.

RESPONSE:

Larry Spirgel, Esq. Securities and Exchange Commission Page 2

The amount of finished products purchased from Honesty and its subsidiaries for the fiscal year ended December 31, 2011 after the sale of Honesty was $25,079,563 with the following breakdowns:

Purchases from Guancheng	$12,108,970
Purchases from Guanke	10,705,567
Purchases from Jinjiang Guanke	255,580
Purchases from Honesty	2,009,446
Total Purchases from Honesty and its subsidiaries (“Honesty Group”)	$25,079,563

The total amount of purchases from Honesty and its subsidiaries after the Sale of Honesty Group has been disclosed on page F-24, in note 21, of the financial statements for the year ended December 31, 2011 in the Form 20-F for 2011.

We confirm we will expand the disclosure in the Analysis of Results of Operations to include disclosure similar to that above in future filings of our Form 20-F.

Financial Statements

Note 21 – Sale of Honesty, page F-24

3.	We note on pages 23 and 32 that you entered into a Sale and Purchase agreement to sell their 100% ownership interest in Honesty Group to Apex Flourish Group Ltd for $76 million in total consideration and that the “completion date” was November 30, 2011 and the “disposal memo” was signed in the “middle of March 2012”. Please expand the disclosure on pages 23, 32, F-5, F-24 and throughout the document to clarify the chronology of these agreements and the reason you believe that the sale was effective in November 2011 rather than March 2012.

RESPONSE:

Please see the following clarification of the chronology of the agreements for sale of Honesty Group and the reason for the sale to be effective in November 2011 rather than March 2012:

On November 15, 2011, the Company entered into a Sales and Purchase Agreement to sell its 100% ownership interest in Honesty Group to Apex Flourish Group Limited (“Apex”) for $76 million in total consideration. Sold and bought notes were signed by both the Seller and the Purchaser; shareholder ownership was transferred; and the director of Honesty Group was changed the same day.

Larry Spirgel, Esq. Securities and Exchange Commission Page 3

The Company’s management considers November 30, 2011 as the disposal effective date. Operational and management control over Honesty Group was shifted from SGOCO to Apex on November 30, 2011.

A Disposal Memo was signed by SGOCO Group, Ltd., SGOCO International (HK) Limited, Apex Flourish Group Limited, and Honesty Group Holdings Limited on March 19, 2012. The reason was to confirm in writing that operational and management control was shifted (i.e., the disposal effective date of the sale of Honesty Group) on November 30, 2011, and to confirm certain other details of the sale of Honesty Group.

We confirm we will incorporate the above expanded disclosures in the appropriate sections in future filings of our Form 20-F.

4.	Please also expand the disclosure on pages 23, 32, 48 and F-22 to state the extent to which there are any relationships between you, Apex, Sun Zone, Mr. Or, Ms. Or or Ms. Wong prior to the sale of your manufacturing assets to Apex.

RESPONSE:

Mr. Tin Man Or owns 100% of Sun Zone Investments Limited. As of July 31, 2012, Sun Zone owned approximately 54% of the outstanding ordinary shares of SGOCO.

Ms. Shuk Yu Wong is the spouse of Mr. Tin Man Or. Mr. Burnette Or and Ms. Ming Suen Jorine Or are the son and daughter of Mr. Tin Man Or, respectively. Mr. Burnette Or and Mr. Tin Man Or are also directors of SGOCO Group and Sun Zone Investments Limited.

Prior to the sale of Honesty Group, including its manufacturing assets, to Apex, Apex was an independent third party. It had no relationships with any of SGOCO’s board members or management (including Chairman and CEO Burnette Or, CFO David Xu, and Director Mr. Tin Man Or); Ms. Shuk Yu Wong; and Ms. Ming Suen Jorine Or. In addition, Apex had no relationship with Sun Zone Investments Limited.

We confirm we will incorporate the above expanded disclosures in the appropriate sections in future filings of our Form 20-F.

* * * * *

Larry Spirgel, Esq. Securities and Exchange Commission Page 4

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action regarding the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 1-646-583-1616 or (+86) 13810584997 with any further comments or questions you may have.

Sincerely,

David Xu

Chief Financial Officer

Larry Spirgel, Esq. Securities and Exchange Commission Page 5

NITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from ________ to ____________

Commission file number: 1-35016

SGOCO Group, Ltd.

(f/k/a SGOCO Technology, Ltd.)

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Beijing Silver Tower, Room 1817

2 Dongsanhuan North Road

Chaoyang District, Beijing

China 100027

(Address of principal executive offices)

David Xu, Chief Financial Officer

Tel: +86 (10) 8587-0170; Fax: +86 (10) 8587-0252

Beijing Silver Tower, Room 1817

2 Dongsanhuan North Road

Chaoyang District, Beijing

China 100027

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

With a copy to:

Nixon Peabody LLP	Nixon Peabody LLP
401 9th Street NW, Suite 900	50th Floor, Bank of China Tower
Washington, DC 20004	1 Garden Road, Central
Telephone: 1(202) 585-8000	Hong Kong, SAR
Facsimile: 1(202) 585-8080	Telephone: 852-9307-3900
Facsimile: 852-2521-0200